[LETTERHEAD OF DECHERT LLP]

December 15, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Institutional Fund Trust (the “Fund”)

(File No. 2-89729; 811-03980)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the Corporate Bond Portfolio (formerly Investment Grade Fixed Income Portfolio) (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2011.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 97 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 15, 2011.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.          Please supplementally confirm that the Fund has considered whether the Portfolio’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 2.          We confirm that the Fund has considered and determined that the Portfolio’s use of derivatives and related disclosure is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 3.          Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolio invests.

Response 3.          The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Portfolio Summary—Principal Risks,” “Details of the Portfolio” and “Additional Information about the Portfolio’s Investment Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolio invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 4.          Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 4.          The font size complies with the requirements of Rule 420.

COMMENTS TO THE PROSPECTUS

Comment 5.          Please include the “Acquired Fund Fees and Expenses” line item in the Annual Fund Operating Expenses tables, if appropriate.

Response 5.          This line item is not applicable to the Portfolio at this time.

Comment 6.          Please ensure that the disclosure in the last paragraph of the section entitled “Fund Summary—Purchase and Sale of Fund Shares” is consistent with Form N-1A.

Response 6.           While the referenced disclosure is not specifically included in the requirements set forth in Item 6 of Form N-1A, we believe that the referenced paragraph is explanatory in nature, is beneficial information for the shareholders and is not inconsistent with the disclosure required by such Item.

Comment 7.          Please include disclosure regarding the lowest rating for the corporate bonds in which the Portfolio may invest.

Response 7.           As disclosed in the prospectus, the Portfolio will invest primarily in investment grade corporate bonds as a “principal investment strategy” as that term is defined in Form N-1A.  We have added disclosure in the prospectus that an investment grade security is one generally rated BBB-/Baa and above.

Comment 8.          The disclosure in the fifth paragraph of the section entitled “Portfolio Summary—Principal Investment Strategies” indicates that derivative instruments will be counted towards the Portfolio’s 80% policy of investing in corporate bonds to the extent that the derivatives in which the Portfolio invests have “economic characteristics” similar to the securities included within that policy.  Please revise the disclosure to indicate that such derivatives will be directly tied and closely linked to the performance of corporate bonds.

Response 8.           We respectfully acknowledge the Staff’s comment; however, we believe the current disclosure is adequate and consistent with the release adopting Rule 35d-1.  We believe that derivatives can be used to gain exposure to one or more of the types of securities included in the Portfolio’s investment policies.  In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Portfolio would apply exposure from derivatives towards its investment basket (whether or not the Fund is subject to the “names rule”) only if the exposure has economic characteristics similar to securities included within such basket.

Comment 9.          Please confirm whether the fixed income securities in which the Portfolio may invest include preferred securities.

Response 9.           The Portfolio may invest in preferred securities.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 10.        Please confirm that the description of investments in Fannie Mae and Freddie Mac includes disclosure relating to such companies being placed into a conservatorship.

Response 10.         The description of investments in Fannie Mae and Freddie Mac includes disclosure relating to such companies being placed into a conservatorship.

Comment 11.        Please confirm that the disclosure relating to short selling includes a statement that losses may be unlimited when engaging in short sales.

Response 11.         The disclosure relating to short selling includes disclosure that states that losses from short sales may be unlimited.

Comment 12.        Please delete the reference to the International Fixed Income Portfolio in Investment Restriction #4.

Response 12.         The disclosure has been revised accordingly.

Comment 13.        Please confirm that the Portfolio’s concentration policy set forth under Investment Restriction #7 complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 13.         Although the Portfolio’s concentration policy set forth under Investment Restriction #7 refers to investments of more than 25%, the Portfolio will comply with the Staff’s position that a concentration policy applies to investments of 25% or more.

Comment 14.       Please confirm that Non-Fundamental Investment Restriction #2 does not conflict with the prior disclosure regarding short selling.

Response 14.         Non-Fundamental Investment Restriction #2 does not conflict with the prior disclosure regarding short selling.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Edward Meehan of Morgan Stanley at (212) 296-6982 (tel) or (212) 404-4691 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss